

02048995

PE 7/17/02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of a Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2002

ASML Holding N.V.

De Run 1110
5503 LA Veldhoven
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits

"ASML Announces First-Half 2002 Results - Backlog Rises and Average Selling Price Strengthens," dated July 17, 2002. pg. 4

Summary Consolidated Financial Statements. pg. 6

This Report on Form 6-K is hereby incorporated by reference into the registrant's Registration Statement on Form F-3 (File No. 333-83266) filed with the Securities and Exchange Commission on February 20, 2002, as supplemented and amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)



Date: July 17, 2002

By: ______________________

Peter T.F.M. Wennink
Vice President of Finance/
Administration and Chief
Financial Officer

ASML ANNOUNCES FIRST-HALF 2002 RESULTS

Backlog Rises and Average Selling Price Strengthens

VELDHOVEN, The Netherlands, July 17, 2002 - ASML Holding NV (ASML) today announced a net loss of EUR 98 million (EUR .21 loss per ordinary share) for the first half of 2002, compared with a net loss of EUR 383 million (EUR .82 loss per ordinary share) in the second half of 2001. Excluding pre-tax restructuring and merger and acquisition costs of EUR 415 million (EUR .60 loss per ordinary share) in the latter period, ASML's net loss would have been EUR 102 million (EUR .22 loss per ordinary share) in the second half of 2001.

As the market has dramatically changed since the first half of 2001, ASML has chosen to compare the first half of 2002 with the second half of 2001 in this announcement in order to provide a more meaningful comparison of the financial performance of the company.

ASML met its projections by selling 78 lithography systems, including 5 refurbished units, through June 30, 2002. This compares with 77 lithography systems sold in the second half of 2001. The company saw a six-percent increase to EUR 8.58 million in the average selling price for its new lithography systems, compared with the previous six-month period. The increase is largely due to more leading edge systems being included in the product mix.

Total net sales for ASML were EUR 823 million in the first half of 2002 compared with EUR 829 million in the latter half of 2001. However, the overall increase in net sales in Lithography was offset by a decrease from the Track & Thermal operation. As a result of 2001 restructuring efforts, the overall gross margin of the company increased to 25 percent in the first half of 2002 from 22 percent in the second half of 2001, excluding one-time charges.

The order backlog for lithography systems increased to 160 new units on June 30, 2002. ASML received net bookings for 116 systems, 85 percent of which came in the last 90 days of the half-year. The total value of the lithography backlog as of June 30, 2002 increased 35 percent to EUR 1.57 billion from EUR 1.16 billion as of December 31, 2001.

"The semiconductor equipment industry is beginning to emerge from a 15-month decline. The majority of ASML's lithography backlog was recorded since March of 2002. This indicates that the market is getting more buoyant with positive consequences for ASML's share," said Doug Dunn, president and CEO, ASML. "While no one can predict the strength of a recovery, there are encouraging signs when compared with the decline of 2001 and early 2002. If the trend continues, ASML looks forward to an improved second half 2002."

Selling, general and administrative (SG&A) costs increased by EUR 25 million to EUR 145 million in the first half of 2002. The rise is attributed to an increase in legal costs pertaining to patent litigation, integration costs in combining information technology systems with lithography operations in the Wilton, Connecticut, USA facility and insurance costs.

Results by Segment

The company operates in two business segments – Lithography and Track & Thermal.

Lithography

The Lithography operation contributed EUR 776 million to the company's consolidated net sales in the first half of 2002, compared with EUR 744 million in the second half of 2001. Lithography comprised 38 percent or EUR 46 million of the company's operating loss, down from 61 percent or EUR 92 million in the second half of 2001, excluding one-time charges. As a result of restructuring, the overall gross margin for Lithography improved to 30 percent, compared with 25 percent in the last half of 2001.

Track & Thermal

Through June 30, 2002, the order backlog for track and thermal systems was 65 new units with a total value of EUR 81 million. The Track & Thermal backlog for December 31, 2001 was 64 new units with a total value of EUR 83 million. Track & Thermal contributed EUR 47 million to the company's consolidated net sales in the first half of 2002, compared with EUR 85 million in the previous six months. Of the company's first-half 2002 operating loss, Track & Thermal contributed 62 percent or EUR 77 million, compared with operating losses of EUR 59 million or 39 percent of total operating loss in the second half of 2001, excluding one-time charges.

"Results from our Track & Thermal business are disappointing as the turnaround has not yet reached the short-lead product cycle," said Dunn. "ASML's priority for Track & Thermal is to create a scale of business that vastly improves operating results. For Track, this means further integration of its technology with lithography systems. For Thermal, this means creating the conditions to unlock the inherent value of the operation."

Financial Position

In May 2002, the company redeemed its 2.5 percent convertible subordinated bonds due 2005 and issued in 1998. This reduced ASML's long-term debt by EUR 265 million. Approximately 99 percent of the bonds were converted prior to redemption resulting in the issuance of approximately 13.7 million shares. As a result of the conversion and the net loss in the first half of 2002, shareholder equity of ASML's capitalization reached EUR 1,415 million or 42 percent of the balance sheet total, an increase from EUR 1,226 million or 34 percent of ASML's capitalization in December 2001.

"Safe Harbor"

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document include forward-looking statements that are subject to risks and uncertainties including – but not limited to – economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment and other risks indicated in filings with the U.S. Securities and Exchange Commission.

About ASML

ASML is one of the world's leading providers of advanced technology systems for the semiconductor industry. The company offers an integrated portfolio of lithography, track and thermal systems mainly for manufacturing complex integrated circuits. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. In 2001, the company reported net sales of over EUR 1.8 billion. ASML employs approximately 7,000 people in 50 locations throughout the world.

Company Contacts:

U.S. INVESTOR CONTACT ASML:

Doug Marsh
U.S. Institutional Investor Relations
Tempe, Arizona, USA
+1 480.383.4006

EUROPEAN & ASIAN INVESTOR & MEDIA CONTACT ASML:

Craig DeYoung
Investor Relations
Veldhoven, The Netherlands
+31.40.268.3938
investor.relations@asml.com

CORPORATE MEDIA RELATIONS:

Tom McGuire
Vice President Communications

De Run 1110
5503 LA Veldhoven
The Netherlands
Phone: +31.40.268.5758
Fax: +31.40.268.3655
corpcom@asml.com

ASML - Summary Consolidated Statements of Operations[1]

(Amounts in thousands except per share data)	EUR 2000 Jan - Jun	EUR 2001 Jan - Jun	EUR 2002 Jan - Jun	USD[3] 2002 Jan - Jun	EUR[4] 2001 Jul - Dec
Net sales	1,335,336	1,015,496	823,143	789,586	828,865
Cost of sales[2]	819,595	733,952	620,735	595,429	1,058,552
Gross profit on sales	515,741	281,544	202,408	194,157	(229,687)
Research and development costs	176,031	203,745	193,745	185,847	220,702
Research and development credits	(7,906)	(6,392)	(13,388)	(12,842)	(9,831)
Selling, general and administrative expenses	130,229	159,254	144,910	139,002	120,739
Merger and acquisition expenses	0	52,673	0	0	4,586
Total expenses	298,355	409,280	325,267	312,007	336,196
Operating income (loss)	217,386	(127,736)	(122,859)	(117,850)	(565,883)
Interest income (expense), net	2,659	1,338	(22,509)	(21,591)	(4,939)
Income (loss) before income taxes	220,045	(126,398)	(145,368)	(139,441)	(570,822)
Provision for income taxes	(66,647)	30,334	47,245	45,319	187,894
Net income (loss), before effect of accounting changes	153,398	(96,064)	(98,123)	(94,122)	(382,928)
Cumulative effect of change in accounting principles net of tax	(4,240)	0	0	0	0
Net income (loss)	149,158	(96,064)	(98,123)	(94,122)	(382,928)
Basic net income (loss) per ordinary share	0.32	(0.20)	(0.21)	(0.20)	(0.82)
Diluted net income (loss) per ordinary share	0.31	(0.20)	(0.21)	(0.20)	(0.82)
Number of ordinary shares used in *computing per share amounts (in thousands):*					
Basic	461,398	465,790	476,829		466,751
Diluted	482,242	465,790	476,829		466,751

[1]) All figures are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

[2]) The gross profit on sales for the six months ended June 30, 2001 was negatively affected by additional obsolescence costs of inventories amounting to approximately EUR 56 million. (Restructuring costs for the second half 2001 amounted to pre-tax EUR 410 million.)

[3]) Solely for the convenience of the reader, certain Euro amounts have been translated into United States dollars ("USD") using the exchange rate in effect on June 30, 2002, of USD 1.00 = EUR 1.0425.

[4]) As the market has dramatically changed since H1 2001, ASML has chosen to compare the first half of 2002 with the second half of 2001 in this announcement in order to provide a more meaningful comparison of the financial performance of the company.

Ratios and Other Data[1]

	2000 Jan - Jun	2001 Jan - Jun	2002 Jan - Jun	2001 Jul - Dec
Gross profit on sales as a % of net sales	38.6	27.7	24.6	(27.7)
Operating income (loss) as a % of net sales	16.3	(12.6)	(14.9)	(68.3)
Net income (loss) as a % of net sales	11.2	(9.5)	(11.9)	(46.2)
Sales of systems (units)	322	250	93	110
of which sales of Litho systems	207	120	78	77
of which sales of Thermal & Track systems	115	130	15	33

	June 30, 2000	June 30, 2001	June 30, 2002	Dec 31, 2001
Shareholders' equity as a % of total assets	36.4	46.0	42.0	33.7
Number of employees	8,494	8,349	6,802	7,070

Summary Consolidated Balance Sheets[1]

(Amounts in thousands)	Dec. 31, 2001 EUR	June 30, 2002 EUR	June 30, 2002 USD[3]
ASSETS			
Cash and cash equivalents	910,678	602,809	578,234
Accounts receivable, net	570,118	586,161	562,265
Inventories, net	868,888	940,154	901,826
Other current assets	249,082	226,770	217,525
Other assets	353,351	375,173	359,878
Intangible assets	18,376	21,219	20,354
Property, plant and equipment	673,347	616,635	591,496
Total assets	3,643,840	3,368,921	3,231,578
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities	828,707	736,975	706,930
Convertible subordinated bonds	1,510,902	1,141,472	1,094,937
Longterm debt and deferred liabilities	77,944	75,049	71,989
Shareholders' equity	1,226,287	1,415,425	1,357,722
Total liabilities and Shareholders' equity	3,643,840	3,368,921	3,231,578

Summary Consolidated Statements of Cash Flows[1]

For the first half year ended June 30, (Amounts in thousands)	2000 EUR	2001 EUR	2002 EUR	2002 USD[3]
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income (loss)	149,158	(96,064)	(98,123)	(94,122)
Depreciation and amortization	57,540	80,915	87,631	84,058
Change in assets and liabilities	(8,448)	(65,588)	(199,636)	(191,498)
Net cash provided by (used in) operating activities	198,250	(80,737)	(210,128)	(201,562)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Net capital expenditures	(60,697)	(161,238)	(52,884)	(50,728)
Other investing activities	0	0	(5,645)	(5,415)
Net cash used in investing activities	(60,697)	(161,238)	(58,529)	(56,143)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds from share issuance	21,636	26,577	288,986	277,205
Redemption of convertible loan	0	0	(268,471)	(257,526)
Other financing activities	0	0	(457)	(438)
Net cash provided by financing activities	21,636	26,577	20,058	19,241
Effect of changes in exchange rates	25,087	40,226	(59,270)	(56,854)
Cash related to minority interest	113,545	122,143	0	0
Net increase (decrease) in cash and cash equivalents	297,801	(53,029)	(307,869)	(295,318)

Movements in Shareholders' equity [1]

(Amounts in thousands)	2001[5] EUR	2002[6] EUR	2002[6] USD[3]
Balance, beginning of period	1,666,212	1,226,287	1,176,294
Changes in equity heritage SVG during the quarter ended December 2000	(9,326)	0	0
Issuance of ordinary shares and conversion of convertible loan	21,649	288,986	277,205
Net income (loss)	(478,992)	(98,123)	(94,122)
Other changes	26,744	(1,725)	(1,655)
Balance, end of period	1,226,287	1,415,425	1,357,722

5) period 1 January - 31 December

6) period 1 January - 30 June

Segment disclosure[1]

From a managerial point of view, ASML recognizes two business segments: Lithography and Thermal & Track activities.

For the three half years	Lithography			Thermal & Track		
(Amounts in thousands)	EUR	EUR	EUR	EUR	EUR	EUR
	Jan-Jun 2001	Jul-Dec 2001	Jan-Jun 2002	Jan-Jun 2001	Jul-Dec 2001	Jan-Jun 2002
Net sales	810,617	743,688	776,414	204,879	85,177	46,729
Cost of sales	580,803	958,365	546,808	153,149	100,187	73,927
Gross profit on sales	229,814	(214,677)	229,606	51,730	(15,010)	(27,198)
Research and development costs	170,585	176,748	158,039	33,160	43,954	35,706
Research and development credits	(6,392)	(9,831)	(13,388)	0	0	0
Selling, general and administrative expenses	129,048	108,501	131,272	30,206	12,238	13,638
Restructuring & acquisition related costs	41,291	3,268	0	11,382	1,318	0
Total expenses	334,532	278,686	275,923	74,748	57,510	49,344
Operating income (loss)	(104,718)	(493,363)	(46,317)	(23,018)	(72,520)	(76,542)
Gross profit on sales as a % of net sales	28.4	(28.9)	29.6	25.2	(17.6)	(58.2)
Gross profit on sales as a % of net sales, excluding restructuring and other one time charges	35.3	24.7	29.6	25.2	(3.1)	(58.2)
Operating income (loss) as a % of net sales	(12.9)	(66.3)	(6.0)	(11.2)	(85.1)	(163.8)
Operating income (loss) as a % of net sales, excluding restructuring and other one time charges	(0.9)	(12.4)	(6.0)	(5.7)	(69.1)	(163.8)
Sales of systems (units)	120	77	78	130	33	15
Average selling price of new systems	5,910	8,114	8,581	1,195	1,598	1,013

Notes to the Summary Consolidated Financial Statements

Basis of Presentation
ASML follows accounting principles generally accepted in the United States of America ('U.S. GAAP'). The accompanying Consolidated Financial Statements are stated in thousands of euros ('EUR') except that, solely for the convenience of the reader, certain euro amounts presented as of and for the half year ended June 30, 2002 have been translated into United States dollars ('USD') using the exchange rate in effect on June 30, 2002 of USD 1.00 = EUR 1,0425. These translations should not be construed as representations that the euro amounts could be converted into U.S. dollars at that rate.

Pooling of Interest
In 2001 ASML merged with Silicon Valley Group Inc. ("SVG"). This merger is accounted for as a business combination pooling of interests. This means that for accounting and financial reporting purposes the companies has been treated as if they had always been combined.

Principles of consolidation
The Consolidated Financial Statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. All significant intercompany profits, transactions and balances have been eliminated in consolidation.

Recognition of revenues, income and expenses
Under the guidance set forth in SAB 101, ASML's practice is to recognize revenues based upon shipment.
The change in revenue recognition policy, effective January 1, 2000 resulted in ASML deferring the fair value of the installation service yet to be performed on delivered equipment. Furthermore, revenues of initial shipments of new technology systems are deferred until acceptance by the customer.
Revenues from services are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract. Advance payments received from customers are deferred and recognized when the products have been shipped. Operating expenses and other income and expense items are recognized in the income statement as incurred or earned.

Merger and acquisition expenses
Non recurring costs related to the merger between ASML and SVG are presented under merger and acquisition expenses. These include charges related to investment banking fees, professional services and integration consulting.

Use of estimates
The preparation of ASML's Summary Consolidated Financial Statements in conformity with generally accepted accounting principles necessarily requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Restructuring provision:

On October 16, 2001 ASML announced a restructuring plan. The remaining current liability with regard to this plan amounts to EUR 24,324.

The Company expects to pay the full accrual (including employee terminations) in fiscal year 2002

	Inventory write-off	Purchase commit-ments	Fixed Asset write-off	Building closure costs	Severance payments	Total
Restructuring provision	300,443	51,761	32,704	6,918	18,727	410,553
Incurred to date	(300,443)	0	(32,704)	0	(2,979)	(336,126)
Balance at December 31, 2001	0	51,761	0	6,918	15,748	74,427
Incurred during first half year 2002		(29,191)	0	(2,562)	(6,579)	(38,332)
Reversed 2002[7]		(5,439)	0	0	(4,268)	(9,707)
Effect of exchange rates	0	(1,370)	0	(348)	(346)	(2,064)
Balance June 30, 2002	0	15,761	0	4,008	4,555	24,324

[7]) Reversals are effect of differences between estimations and ultimate outcome and are released in the Statement of Operations.